UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 27, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	27 February 2023

Release Number	04/23

BMO METALS, MINING & CRITICAL MINERALS CONFERENCE

BHP CEO, Mike Henry, will present at the BMO Metals, Mining & Critical Minerals Conference at 8:00am US Eastern time on Monday 27 February 2023.

A copy of the presentation slides is attached.

The presentation slides and a transcript of Mike’s speech will be available on BHP’s website shortly after the presentation at: https://www.bhp.com/investors/presentations-events

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley Tel: +61 3 9609 3830 Mobile: +61 411 071 715	John-Paul Santamaria Mobile: +61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	James Bell Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandaz	Monica Nettleton
Mobile: +56 9 8229 5357	Mobile: +1 (416) 518-6293

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia Follow us on social media

BMO Global Metals, Mining & Critical Minerals Conference Mike Henry Chief Executive Officer Escondida

Disclaimer The information in this presentation is current as at 21 February 2023. It is in summary form and is not necessarily complete. It should be read together with the BHP Results for the half year ended 31 December 2022. Forward-looking statements This presentation contains forward-looking statements, including statements regarding: trends in economic outlook; commodity prices and currency exchange rates; demand for commodities; medium-term guidance; reserves and resources and production forecasts; operational performance; expectations; plans, strategies and objectives of management; climate scenarios; approval of certain projects and consummation of certain transactions, including, but not limited to, our announced proposed acquisition of Oz Minerals; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital expenditure or costs and scheduling; operating costs, including unit cost guidance, and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘ambition’, ‘aspiration’, ‘goal’, ‘target’, ‘prospect’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘trend’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. The forward-looking statements are based on management’s current expectations and reflect judgements, assumptions, estimates and other the information available as at the date of this presentation and/or the date of the Group’s planning processes or scenario analysis processes. There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate. Scenarios do not constitute definitive outcomes for us. Scenario analysis relies on assumptions that may or may not be, or prove to be, correct and may or may not eventuate, and scenarios may be impacted by additional factors to the assumptions disclosed. Additionally, forward-looking statements in this presentation are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukraine conflict and COVID-19. For example, our future revenues from our assets, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, or metals produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties; changes in environmental and other regulations; the duration and severity of the Ukraine conflict and the COVID-19 pandemic and their impact on our business; political or geopolitical uncertainty; labour unrest; weather, climate variability or other manifestations of climate change; and other factors identified in the risk factors discussed in section 9.1 of the Operating and Financial Review in the FY2022 Annual Report and BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the half year ended 31 December 2022 compared with the half year ended 31 December 2021; operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of Onshore US from the 2017 financial year onwards and excluding Petroleum from the 2021 financial year onwards; copper equivalent production based on 2022 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal comprises the BHP Mitsubishi Alliance (BMA) asset, jointly owned with Mitsubishi, and the BHP Mitsui Coal (BMC) asset until our 80 per cent interest in BMC was sold to Stanmore Resources on 3 May 2022. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 11. Non-IFRS information We use various Non-IFRS information to reflect our underlying performance. For further information, the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, please refer to Non-IFRS financial information set out on pages 53 – 65 of the BHP Results for the year ended 31 December 2022. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 28 ‘Subsidiaries’ of the Financial Statements in the FY2022 Annual Report and Form 20-F for a list of our significant subsidiaries. Those terms do not include non-operated assets. This presentation covers BHP’s functions and assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP or that have been owned as a joint venture1 operated by BHP (referred to in this presentation as ‘operated assets’ or ‘operations’) during the period from 1 July 2022 to 31 December 2022. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this presentation as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. 1. References in this presentation to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. BMO Global Metals, Mining & Critical Minerals Conference 27 February 2023 2

Portfolio positively leveraged to megatrends

Built to compete in a complex but opportunity-rich environment

BHP Portfolio

Copper	Nickel	Iron Ore	Metallurgical Coal	Potash
Largest endowment[1]	Second largest sulphide resources[2]	Lowest cost iron ore producer[3]	Leading met coal supplier	Large-scale resource supports up to 100 years of operation[4]

TRADITIONAL DEMAND	DECARBONISATION	COST COMPETITIVENESS	SUPPLY HEADWINDS
Attractive fundamentals	Demand amplification, rising material intensity	Steeper cost curves, margin expansion for best operators	Tighter balances, durable inducement pricing
Population growth	Climate-positive land use	End-to-end logistics	Lack of new discoveries
Urbanisation	Decarbonising power	Economies of scale	Changing societal expectations
Industrialisation	Electrifying transport	Operational decarbonisation	Geological inflation
Living standards	Electrifying buildings	Operational productivity	Regulatory uncertainty
Capital stock turnover	Decarbonising industry	Managing labour challenges	Geopolitical risk

BMO Global Metals, Mining & Critical Minerals Conference
27 February 2023

3

BHP

H1 FY23 operational and financial performance

A strong set of results despite increased external pressures

Safety	**↓ 20%** Decline in high-potential injury (HPI) frequency from H1 FY22[5] N.B. Fatality occurred at BHP's Port Hedland rail operations in February 2023	Unit costs	**Controlling costs** Cost guidance for Escondida and WAIO unchanged, and BMA and NSWEC cost guidance increased largely due to significant wet weather impacts and inflation[8]
Production	**Reliable performance** Record H1 performance at WAIO[6]; Group guidance ranges unchanged with Escondida and BMA trending to the low end of ranges[7]	EBITDA	**US$13.2 bn** Underlying EBITDA at 54% margin
Growth	**Progressing our options** Jansen Stage 1 and WAIO debottlenecking to >300 Mtpa, accelerating other studies	Shareholder returns	**90 US cps** Interim dividend determined, equivalent to US$4.6 bn

Note: WAIO – Western Australia Iron Ore; BMA – BHP Mitsubishi Alliance; NSWEC – New South Wales Energy Coal.

BMO Global Metals, Mining & Critical Minerals Conference
27 February 2023
4
BHP

Near term growth Projects at WAIO and Jansen are underway and on track Growth to >300 Mtpa, studying options for 330 Mtpa Stage 1 on track, Stage 2 studies accelerated • Rail and port debottlenecking and optimisation to deliver >300 Mtpa at WAIO • Jansen Stage 1 project execution at 16% and running to plan and budget, targeting first production by the end of CY26 with 81% of engineering • Studies for growth to 330 Mtpa to be completed in FY25 complete and 85% of procurement orders placed • Ability to leverage existing infrastructure (e.g. Yandi) and beneficiation will be • Stage 2 feasibility study commenced, now expected to be completed in FY24 key considerations BMO Global Metals, Mining & Critical Minerals Conference 27 February 2023 5

Accelerating our future facing options We are accelerating studies across a range of organic growth options in copper, nickel and potash Organic opportunities in copper Longer term opportunities Jansen Stages 3-4 Accelerating options (Potash) Escondida Brownfield Options (Copper) Escondida and Pampa Norte • 1.2 Mtpa medium term production guidance at Escondida Resolution (Copper) • Options to add production including concentrator strategy and leaching Pampa Norte Brownfield Options (Copper) Nickel West Olympic Dam and Oak Dam Expansion Olympic Dam & • Studying two stage smelter at Olympic Dam (Nickel) Oak Dam Growth • Further drilling at Oak Dam towards initial resource definition (Copper) • OZ Minerals integration post completion of proposed acquisition9 Antamina Life Extension (Copper) Note: Completion of the proposed OZL acquisition is subject to the Scheme becoming effective in accordance with the Scheme Implementation Deed9. BMO Global Metals, Mining & Critical Minerals Conference 27 February 2023 6

OZ Minerals proposed acquisition progressing

South Australian copper basin

Agreed terms	• Acquisition of 100% of OZL • To be executed by way of a scheme of arrangement • Cash price of A$28.25 per OZL share (A$9.6 billion[10])[11]
Benefits to OZL shareholders	• In BHP's view it provides an attractive premium and cash certainty • Unanimous recommendation from the OZL Board to vote in favour[12]
Benefits to BHP shareholders	• Increased exposure to future facing commodities • Attractive potential synergies • Pipeline of potential growth opportunities
Indicative transaction timetable	• Scheme booklet to OZL shareholders: early March 2023 • OZL shareholder Scheme meeting: April 2023 • Implementation date: late April / early May 2023 (subject to satisfaction of conditions including regulatory approvals)


BHP tenements
OZL tenements
Producing asset
Project
Major road
Power transmission(i)
Prominent Hill
Olympic Dam
~180km
~180km
Oak Dam
Carrapateena
South Australia
0 km 50

Note: Transaction timetable is indicative only and subject to change.

(i) Figures represent the approximate distance of each power transmission line.

BMO Global Metals, Mining & Critical Minerals Conference
27 February 2023

7

BHP

Investment proposition Attractive returns underpinned by operational excellence, capital allocation discipline and Social Value commitment Operational Disciplined Value and returns excellence capital allocation World class Driving Agile decision Strong Embedded A framework Commitment to Increasing Exceptional assets improvement making and balance Capital for growth Social Value exposure to shareholder in culture and strategic sheet Allocation with an active and future facing returns capability flexibility Framework pursuit of sustainability commodities opportunities BMO Global Metals, Mining & Critical Minerals Conference 27 February 2023 8

BHP

Footnotes 1. Slide 3: : Largest copper endowment on a contained metal basis, equity share. Peers include: Anglo American, Antofagasta, Codelco, First Quantum Minerals, Freeport, Glencore, Rio Tinto, Southern Copper and Teck. Source peers: Wood Mackenzie Ltd, Q1 2022. Source BHP data: FY2021 BHP Annual Report. 2. Slide 3: Second largest nickel sulphide resources on a contained metal basis, equity share. Source peers: MinEx Consulting Global Ni Database, July 2022. Source BHP data: FY2022 BHP Annual Report. 3. Slide 3: Based on published unit costs by major iron ore producers, as reported at 31 December 2022. 4. Slide 3: Based on a Reserve life of 94 years as reported in BHP’s 17 August 2021 news release, available to view on www.bhp.com, with further optionality from Jansen’s 5,230 Mt Measured Resource base. 5. Slide 4: There were zero fatalities during the December 2022 half. A fatal incident occurred subsequently at our WAIO operations in February 2023. 6. Slide 4: WAIO achieved record production of 146 Mt (100% basis) for the half year. 7. Slide 4: Production guidance for the 2023 financial year remains unchanged, with Escondida and BMA trending to the low end of their respective guidance ranges. 8. Slide 4: Full year unit cost guidance for BMA and NSWEC has been increased, largely reflecting production impacts from significant wet weather and inflationary pressures. 2023 financial year unit cost guidance: Escondida US$1.25-1.45/lb, WAIO US$18-19/t, BMA US$100-105/t and NSWEC US$84-91/t; based on exchange rates of AUD/USD 0.72 and USD/CLP 830. 9. Slide 6: BHP has entered into a Scheme Implementation Deed with OZ Minerals Limited (OZL) to acquire 100% of OZL by way of a scheme of arrangement for a cash price of A$28.25 per OZL share (Scheme). The implementation of the Scheme is subject to satisfaction of certain conditions including receipt of approvals from regulators in relevant jurisdictions (including Brazil, now received, and Vietnam), an independent expert concluding that the Scheme is in the best interests of OZL shareholders, OZL shareholder approval, Australian court approval, no material adverse change in relation to OZL and no prescribed occurrences occurring. 10. Slide 7: On a fully diluted enterprise value basis, updated for OZL net debt of A$254 million as at 31 December 2022. 11. Slide 7: Less the amount of any dividend declared and to be paid by OZL. 12. Slide 7: In the absence of a superior proposal and subject to an independent expert concluding that the Scheme is in the best interests of OZL shareholders. BMO Global Metals, Mining & Critical Minerals Conference 27 February 2023 10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: February 27, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary